

11017419

SECU~~RITIES AND EXCHANGE COMMI~~SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 28 2011

Washington, DC

SEC FILE NUMBER
8- 65202

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services USA, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Trinidad and Tobago Unit Trust Corporation   82 Independence Square

(No. and Street)

Port of Spain   Trinidad, W.I.

     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Mayer Hoffman McCann P.C.

                                  (Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400   Clearwater   FL   33762

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      X Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Elizabeth T. McGuire_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___UTC Financial Services USA, Inc._____, as of _____February 9_____, 20_11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public State of Florida
Rhonda F Winkle
My Commission DD778036
Expires 06/04/2012

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X| (b) Statement of Financial Condition.
- X| (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X| (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Independent Registered Public Accounting Firm Report

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

February 25, 2011
Clearwater, Florida

Member of Kreston International – a global network of independent accounting firms

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	84,061
Deposits		1,471
Accounts receivable		10,679
Total assets	$	96,211

Liabilities and Stockholder's Equity

Accounts payable	$	14,730
State income taxes payable		500
Total liabilities		15,230
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		100,092
Accumulated deficit		(20,121)
Total stockholder's equity		80,981
Total liabilities and stockholder's equity	$	96,211

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

Year Ended December 31, 2010

Revenues:		
Fee income	$	41,247
Expenses:		
Regulatory fees		5,432
Licenses and fees		153
Professional fees		33,666
Bank charges		170
Total expenses		39,421
Net operating income before taxes		1,826
State income tax expense		(500)
Net income	$	1,326

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2010	1,010	$ 1,010	100,092	(21,447)	79,655
Net income	-	-	-	1,326	1,326
Balances at December 31, 2010	1,010	$ 1,010	100,092	(20,121)	80,981

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	1,326
Changes in assets and liabilities:		
Accounts receivable		21,075
Deposits		170
Accounts payable		(28,182)
Net cash used in operating activities		(5,611)
Cash and cash equivalents, beginning of year		89,672
Cash and cash equivalents, end of year	$	84,061
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements

December 31, 2010

(1) Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its parent to fund cash flow deficits since the Company's operations are limited.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(b) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's directly charging of certain expenses related to the Company's operations as a broker-dealer.

(c) Fee Income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

(d) Accounts Receivable

Accounts receivable are due from the Company's one customer and represent reimbursement for operating expenses incurred by the Company in 2010.

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements – Continued

(2)   Significant Accounting Policies - Continued

(e)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f)   Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

Net operating loss carryforwards	$	4,829
Valuation allowance		(4,829)
	$	-

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The provision for income taxes charged to operations for the period ended December 31, 2010 had a current component of $500 and a deferred component of $0. Income tax expense differs from the amounts computed by applying the effective income tax rate to pretax income primarily as a result of a valuation allowance placed against the Company's deferred tax assets. The 2010 net change in valuation allowance was ($318), primarily relating to net operating loss carryforwards.

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements – Continued

(2) **Significant Accounting Policies - Continued**

(f) **Income Taxes - Continued**

At December 31, 2010, the Company had net operating loss carryforwards of approximately $20,000, which will begin to expire by year 2025.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company is no longer subject to income tax examinations by tax authorities for years 2006 and before.

(3) **Concentrations of Credit Risk**

The Company maintains its cash accounts with a banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

During 2010, all fee income received by the Company was generated by one customer.

(4) **Related Party Transactions**

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2007. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications, and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days written notice.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital and a regulatory net capital requirement of $68,831 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .22 to 1.

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements – Continued

(6)   Exemption Under Section (k)(2)(i)

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1) and k(2)(i) of the Rule.

(7)   Subsequent Events

The Company has evaluated events and transactions through February 24, 2011, the date which the financial statements were available to be issued.

UTC Financial Services USA, Inc.
(A wholly-owned subsidiary of UTC Fund Services, Inc.)
(A wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total stockholder's equity	$	80,981
Deductions:		
Non-allowable assets:		
Accounts receivable		(10,679)
Deposits		(1,471)
Total deductions		(12,150)
Net capital	$	68,831
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	15,230
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	1,015
Minimum net capital required	$	5,000
Excess net capital	$	63,831
Ratio of aggregate indebtedness to net capital		0.22

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated February 25, 2011.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

<u>**Report of Independent Registered Public Accounting Firm on**</u>
<u>**Internal Control Structure Required by SEC Rule 17a-5**</u>

To the Board of Directors and Stockholder of
UTC Financial Services USA, Inc.:

In planning and performing our audit of the financial statements of UTC Financial Services USA, Inc., (the Company), a wholly-owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann PC.

February 25, 2011
Clearwater, Florida

© Copyright 2008. Mayer Hoffman McCann P.C. All rights reserved.



Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedule

December 31, 2010
(With Independent Registered Public Accounting Firm Report Thereon)